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## Alexander Jones
Vice President Administration at Green Olive Collective Inc.
Israel · 121 connections · **Contact info**

 **Green Olive Collective Inc.**

 **Tel Aviv University**

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## About

I have a decade of experience both guiding and managing international tourism. This has allowed me to develop a unique skill set which combines international relations, languages, research, public speaking and event management. My Master's degree in public policy is the perfect accompaniment to these practical skills.

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## Experience



**Vice President Administration**
Green Olive Collective Inc.
Nov 2018 – Present · 11 mos
Israel and Palestine

"Saving the world one tour at a time"
Exploring the intersection between conflict resolution and tourism. Managerial position focusing on business development, market share growth and international expansion.

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**Founder**
Alexthetourguide.com
2011 – Present · 8 yrs
Paris, France and Barcelona, Spain

Created my own start-up tour company offering exclusive private tours to clients in Barcelona, Paris, Versailles, Normandy, Champagne and Bruges (Belgium).

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**Lead guide**
Excursions Barcelona
2015 – 2017 · 2 yrs
Barcelona Area, Spain

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**SANDEMANs NEW Europe Tours**
2 yrs

 **Manager**
2010 – 2011 · 1 yr
Paris Area, France

Sole employee in France responsible for management of two dozen freelancers; as well as all promotion, legal, accounting, recruitment, marketing and strategic decisions.

 **Head tour guide**
2009 – 2010 · 1 yr
Paris Area, France

Promoted to lead the guide team because of leadership qualities and excellent sales record

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**Tel Aviv University**
Master of Arts - MA, Public Policy (Conflict Resolution and Mediation)
2017 – 2018
Activities and Societies: TAUMUN (Model United Nations club), Ambassador's club (Ministry of Foreign Affairs invitational lecture series)

**University of Canterbury**
Bachelor of Arts - BA, (history, political science, mass communications and more)
2005 – 2007

**University of Canterbury**
BA (Hons), history
2008

Included thesis; "What was the New Zealand response to the Spanish–American War of 1898?"

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## Volunteer Experience

**Researcher**
Amnesty International
Mar 2018 – Apr 2019 • 1 yr 2 mos
Human Rights

**International volunteer**
Promotion de Developpment Humain (Lomé, Togo)
2009 • less than a year
Economic Empowerment

## Skills & Endorsements

**Customer Service** · 4

**Sharon Gourlay and 3 connections** have given endorsements for this skill

**Public Speaking** · 3

**Barkley Saltzman and 2 connections** have given endorsements for this skill

**Microsoft Office** · 2

**Sharon Gourlay and 1 connection** have given endorsements for this skill

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